BB 3/11

04003413

CM 3.22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
~~8-1-5204~~ 8-15204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Nicollet Mall
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Carter **(612) 303-5607**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Sandra G. Sponem*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2003*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Officers' and directors' accounts:

Receivables $79,268

Payables $104,085

BRENDA M. CICH
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Brenda M. Cich
Notary Public

Sandra G. Sponem
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Controls.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges Pursuant to the Commodity Exchange Act.
- ☐ (q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 of the Commodity Exchange Act.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Piper Jaffray & Co.
December 31, 2003

0402-0515925

Piper Jaffray & Co.
Index to Statement of Financial Condition

0402-0515925

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Piper Jaffray & Co. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 27, 2004, except for Note 16,
as to which the date is February 12, 2004

Piper Jaffray & Co.
Statement of Financial Condition
December 31, 2003

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	78,033
Cash and cash equivalents segregated for regulatory purposes		66,000
Receivables:		
Customers, net of allowance of $1,993		463,557
Brokers, dealers and clearing organizations		238,393
Deposits with clearing organizations		66,570
Securities purchased under agreements to resell		306,987
Trading securities owned		339,046
Trading securities owned and pledged as collateral		314,618
Total trading securities owned		653,664
Fixed assets, net of accumulated depreciation and amortization of $102,914		60,071
Goodwill		305,635
Other receivables		38,362
Other assets		92,816
Total assets	$	2,370,088
Liabilities and Shareholder's Equity		
Short-term financing	$	159,000
Payables:		
Customers		226,163
Checks and drafts		64,438
Brokers, dealers and clearing organizations		224,208
Securities sold under agreements to repurchase		178,716
Trading securities sold, but not yet purchased		386,281
Accrued compensation		192,154
Other liabilities and accrued expenses		95,796
Total liabilities		1,526,756
Subordinated debt		180,000
Shareholder's equity:		
Preferred stock, $1,000 par value; 3,000 shares authorized, none issued and outstanding		-
Class A common stock, $2,500 par value; 850 shares authorized, 459 issued and outstanding		1,147
Class B common stock, $2,500 par value; 150 shares authorized, 22 issued and outstanding		55
Additional paid-in capital		658,067
Retained earnings		4,063
Total shareholder's equity		663,332
Total liabilities and shareholder's equity	$	2,370,088

See Notes to Statement of Financial Condition

Note 1. Background

Piper Jaffray & Co. (the "Company") is a wholly owned subsidiary of Piper Jaffray Companies (the "Parent Company"). The Company is a self-clearing securities broker dealer and investment banking firm. As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, sells mutual fund shares, acts as a broker of option contracts and provides various other financial services.

On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp ("USB") to effect the spin off of USB's capital markets business, including investment banking and brokerage activities primarily conducted by Piper Jaffray & Co., to its shareholders. On December 31, 2003, after receiving regulatory approval, USB distributed to its shareholders all of its interest in Piper Jaffray Companies and its subsidiaries. On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to USB shareholders (the "Distribution") based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of USB common stock owned (the "Distribution Ratio"). Prior to the Distribution, the Company was a wholly owned subsidiary of an affiliate of USB.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. Counterparties are principally primary dealers of U.S. Government securities and major financial institutions. Collateral is valued daily and additional collateral is obtained from or refunded to counterparties, when appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These

amounts are included in receivable from and payable to brokers, dealers and clearing organizations on the Statement of Financial Condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the Statement of Financial Condition.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis while the related commission revenues and expenses are recorded on a trade date basis.. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased

Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. The fair value of trading securities, for which a quoted market or dealer price is not available, is based on management's estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

Fixed Assets

Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "*Goodwill and Other Intangible Assets*," on January 1, 2002. SFAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are that goodwill and indefinite-lived intangible assets are no longer amortized and are to be

tested for impairment at least annually. Prior to the adoption of SFAS 142, the Company amortized goodwill using the straight-line method over a maximum period of 25 years.

The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on the Company's net capital would not be significant, but could adversely impact the Company's results of operations.

Other Receivables

Included in other receivables are loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for recipients who leave the Company prior to full forgiveness of their loan balance and the Company is subsequently not able to recover the remaining balances. The Company determines adequacy of the allowance based upon the collectibility of unforgiven balances of departed employees, evaluation of the loan portfolio, recent experience related to attrition of certain revenue-producing employees and other pertinent factors.

Other Assets

Included in other assets are investments that the Company makes to fund deferred compensation liabilities for certain employees. The Company fully funds its deferred compensation liabilities by investing in venture capital stage companies or by investing in partnerships which invest in venture capital stage companies. Future payments, if any, to deferred compensation plan participants are directly linked to the performance of these investments. Also included in other assets are investments the Company has made in various other venture capital investments. Investments are carried at estimated fair value based on valuations received from statements obtained from the underlying fund manager or based on published market quotes. In the event a security is thinly traded or the market price is not readily available for an investment, management estimates fair value using other valuation methods depending on the type of security and related market.

Net deferred tax assets are also included in other assets. Refer to Note 18 for additional information related to income taxes.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's Statement of Financial Condition. Financial instruments recorded at fair value include trading securities owned and trading securities sold, but not yet purchased.

Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the

Statement of Financial Condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt.

The carrying amount of subordinated debt closely approximates fair value based upon market rates of interest available to the Company at December 31, 2003.

Income Taxes

Income tax expense (benefit) is provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.

Consolidation of Special Purpose Entities

Special purpose entities ("SPEs") are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*," to determine whether or not such SPEs are required to be consolidated. The Company engages in transactions with SPEs to securitize fixed rate municipal bonds which meet the SFAS 140 definition of a qualifying special purpose entity ("QSPE"). A QSPE can generally be described as an entity with significantly limited powers which are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

Stock-Based Compensation

Prior to the Distribution, certain employees of the Company were eligible to participate in USB employee incentive plans consisting of stock options, restricted stock or other deferred compensation that are described more fully in Note 16. The Company accounted for these stock option grants under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "*Accounting for Stock Issued to Employees*" and, accordingly, recognized no compensation expense for the stock option grants as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2004, the Company adopted the fair value based method of accounting for future grants of stock-based compensation, as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "*Accounting and Disclosure of Stock-Based Compensation,*" as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"),"*Accounting for Stock-Based Compensation –Transition and Disclosure.*"

Note 3. Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities"* ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, *"Consolidated Financial Statements,"* to improve financial reporting of special purpose and other entities. In accordance with this interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are QSPEs subject to the reporting requirements of SFAS 140 are not required to be consolidated under the provisions of FIN 46.

VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for based on either the original interpretation or the revised interpretations. VIEs created after January 1, 2004 must be accounted for under the revised interpretations. If the revised interpretations are applied, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the primary beneficiary of a significant portion or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities.

The Company has investments in and advances to approximately 20 limited partnerships established for the purpose of investing in emerging growth companies. The Company has investments in or acts as the managing general partner of these partnerships. As managing general partner of or through investments in the limited partnerships, the Company may have the ability to exercise control over major operating and financial policies. These partnerships are funded with capital contributed by or financing from related parties and third parties. The Company accounts for these investments on the equity method of accounting or consolidates the entire partnership based upon the Company's ability to exercise control over major operating and financial policies.

At December 31, 2003, the Company's aggregate net investment in these partnerships totaled $10.8 million and its remaining commitment to these partnerships was $1.7 million. These amounts represent the Company's maximum exposure to loss at December 31, 2003 as a result of its current and future investment in these limited partnerships. There has been no material impact to the Company's financial statements from potential VIEs entered into after January 31, 2003 and there is no expected impact from the adoption of the deferred provisions in the first quarter of fiscal year 2004.

Also, the Company engages in transactions with QSPEs to securitize fixed rate municipal bonds. These securitizations do not require consolidation in the Company's financial statements. Refer to Note 17 for additional information on securitizations.

Note 4. Derivatives

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative contract transactions are reported on the Statement of Financial Condition. The Company uses derivatives to facilitate customer transactions and as a means to manage the Company's interest rate and market value risk associated with its security positions. As of December 31, 2003, the fair value of these open derivative contracts was not material.

As discussed in Note 17, the Company also enters into interest rate swap agreements to minimize interest rate risk associated with holding residual interest securities from its tender option bond program. The fair value of such contracts is included in other liabilities and accrued expenses on the Statement of Financial Condition and was approximately $5.7 million as of December 31, 2003.

Note 5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations included:

(Dollars in thousands)	
Receivable arising from unsettled securities transactions, net	$ 106,187
Deposits paid for securities borrowed	72,751
Receivable from clearing organizations	10,577
Securities failed to deliver	34,277
Other	14,601
Total receivables	$ 238,393

Amounts payable to brokers, dealers and clearing organizations included:

(Dollars in thousands)	
Deposits received for securities loaned	$ 181,166
Payable to clearing organizations	4,258
Securities failed to receive	31,926
Other	6,858
Total payables	$ 224,208

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

Note 6. Receivables from and Payables to Customers

Amounts receivable from customers included:

(Dollars in thousands)	
Cash accounts	$ 81,853
Margin accounts	381,704
Total receivables	$ 463,557

Amounts payable to customers included:

(Dollars in thousands)	
Cash accounts	$ 168,901
Margin accounts	57,262
Total payables	$ 226,163

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected on the financial statements. Margin loan receivables earn interest at floating interest rates based on broker call rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit. Except for customer short sales, all amounts payable to customers are subject to withdrawal upon customer request.

Note 7. Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased

Trading securities owned and trading securities sold, but not yet purchased were as follows:

(Dollars in thousands)	
Owned:	
Corporate securities:	
Equity securities	$ 15,903
Convertible securities	78,474
Fixed income securities	90,459
Mortgage-backed securities	92,292
Government securities	240,248
Municipal securities	136,288
	$ 653,664
Sold, but not yet purchased:	
Corporate securities:	
Equity securities	$ 46,700
Convertible securities	1,137
Fixed income securities	14,316
Mortgage-backed securities	47,114
Government securities	276,750
Municipal securities	264
	$ 386,281

Trading securities owned in the amount of $314.6 million have been pledged as collateral.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the Statement of Financial Condition.

Note 8. Fixed Assets

The following is a summary of fixed assets:

(Dollars in thousands)	
Furniture and equipment	$ 92,642
Leasehold improvements	27,335
Software	40,823
Projects in process	2,185
Total	162,985
Less accumulated depreciation and amortization	102,914
	$ 60,071

Note 9. Goodwill

The Company adopted SFAS 142 on January 1, 2002. The most significant changes made by SFAS 142 are that goodwill and other indefinite-lived intangibles are no longer amortized and will be tested for impairment at least annually. At December 31, 2003, goodwill of $305.6 million was recorded on the Statement of Financial Condition. All of the Company's goodwill resulted from the 1998 acquisition of the Company's former parent company, U.S. Bancorp Piper Jaffray Companies Inc. ("Former Parent"), and its subsidiaries by USB.

Management completed an estimate of the fair value of its business segments as of December 31, 2003 and validated its determination through an independent third party. Based upon this assessment, management concluded that no impairment existed at December 31, 2003.

The Company had no indefinite-lived or other intangible assets at December 31, 2003.

Note 10. Borrowings

The Company has uncommitted credit agreements with banks and former affiliated entities totaling $550 million at December 31, 2003, composed of $450 million in discretionary secured lines and $100 million in discretionary unsecured lines. In addition, the Company has established an arrangement to obtain financing using the Company's securities held by its clearing bank at the end of each day as collateral. At December 31, 2003, the Company had secured borrowings of $159.0 million.

The secured borrowings were collateralized with $169.4 million of trading securities owned at December 31, 2003.

During 2003, the Company repaid its outstanding subordinated debt of $215 million to its Former Parent and executed a $180 million subordinated debt agreement with an affiliate of USB, which satisfies provisions of Appendix D of Securities and Exchange Commission ("SEC") Rule 15c3-1 and has been approved by the New York Stock Exchange, Inc. ("NYSE") and is therefore allowable in the Company's net capital computation. The entire amount of the subordinated debt will mature in 2008.

The Company's outstanding borrowings bear interest at rates based on the London Interbank Offered Rate ("LIBOR") or federal funds rates. At December 31, 2003 the weighted average interest rate on borrowings was 2.07 percent. At December 31, 2003, no formal compensating balance agreements existed and the Company was in compliance with all debt covenants related to these facilities.

Note 11. Commitments and Contingent Liabilities

Lease Commitments

The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases and various other contractual commitments as of December 31, 2003 are as follows:

(Dollars in thousands)

2004	$ 27,392
2005	23,332
2006	18,759
2007	17,737
2008	17,064
Thereafter	81,292
	$ 185,576

Additionally, in 2003 the Company entered into a five-year contract with an outside vendor to support the Company's data center and network management technology needs. Aggregate minimum contract commitments for data center and remote network services per the contract as of December 31, 2003 are as follows:

(Dollars in thousands)

2004	$ 9,912
2005	8,698
2006	7,029
2007	7,109
2008	5,383
	$ 38,131

Venture Capital Commitments

As of December 31, 2003, the Company had commitments to invest approximately $1.7 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2006 to 2013.

Litigation

The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class actions which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Included among these was an industry-wide investigation by the SEC, the National Association of Securities Dealers ("NASD"), the NYSE, the New York Attorney General and other state securities regulators of

research practices of certain brokerage firms, including the Company. In April 2003, the Company entered into a final settlement agreement with these regulatory agencies to resolve the investigation concerning research practices. The Company recorded a $32.5 million litigation reserve in 2002 in anticipation of this final settlement.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings, including private litigation related to the matters that were the subject of the final settlement referred to above. The Company's reserves totaled $49.2 million at December 31, 2003 and are included within other liabilities and accrued expenses on the Statement of Financial Condition. These reserves include $9.6 million at December 31, 2003 to be paid as part of the industry-wide regulatory settlement related to research practices. In addition to the established reserves, USB has agreed to indemnify the Company in an amount up to $17.5 million for certain matters.

Given the uncertainties of the commencement, timing, size, volume and outcome of pending and potential litigation and other factors, the reserve is difficult to determine and of necessity subject to future revisions. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with counsel and after taking into account its established reserves and the USB indemnity agreement, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially affected.

Guarantees

The Company participates in securities lending activities as a funding source for the Company by using customer margin securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. At December 31, 2003, future payments guaranteed by the Company under these arrangements were approximately $175.4 million and represent the market value of the customer securities lent to third parties. At December 31, 2003, the Company held cash of $179.0 million as collateral for these arrangements and included it within payables to brokers, dealers and clearing organizations on the Statement of Financial Condition. At December 31, 2003, the Company had collateral in excess of the market value of the securities lent and, therefore, no liability is recorded related to potential future payments made under these guarantees.

Other Commitments

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

Note 12. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company from time to time uses financial futures and interest rate swap contracts to manage interest rate risk related to fixed income trading securities against market interest rate fluctuations and the residual cash flows on the Company's tender option bond program. Such contracts are subject to the same controls as securities owned for the Company's account and are not intended to be entered into for speculative purposes. Contracts are marked to market. As of December 31, 2003, the fair value of these contracts was not material.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale, securities borrowed and margin agreements on terms which permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $914.5 million at December 31, 2003, of which $220.5 million has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company provides investment, capital raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2003, the Company did not have significant concentrations of credit risk with any one single customer or counterparty, or group of customers or counterparties.

Note 13. Transactions with U.S. Bancorp

Prior to the Distribution, the Company regularly entered into transactions with USB and its affiliates. These transactions were either charges to or reimbursements from the Company and included fees for referrals, fees for the underwriting and selling of USB affiliated mutual funds and costs for occupancy, technology support and general and administrative services. USB or its affiliates will continue to provide asset management services under a negotiated market-based fee arrangement.

The Company entered into certain interest rate swap contracts during 2002 with a USB affiliate as counterparty. During 2003, these swap contracts with USB were terminated and were subsequently reestablished with other unaffiliated counterparties.

During 2003, the Company repaid its outstanding subordinated debt of $215 million to its Former Parent and entered into a new subordinated debt agreement of $180 million with an affiliate of USB. The Company received capital contributions of $44.7 million in 2003 from USB.

Note 14. Net Capital Requirements and Other Regulatory Matters

As an SEC registered broker dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC and the net capital rule of the NYSE. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the Rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and therefore is subject to the CFTC regulations.

At December 31, 2003, net capital under the Rule was $216.9 million or 38.8 percent of aggregate debit balances, and $205.7 million in excess of the minimum required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2003, the Company did not have a reserve requirement for PAIB.

Note 15. Employee Benefit Plans

During 2002, the Company implemented a qualified, non-contributory profit sharing plan covering substantially all employees. Company contributions to the plan are discretionary within limits to qualify as deductions for income tax purposes. Employees are fully vested after five years of service.

Prior to 2002, employees of the Company participated in the USB cash balance pension plan. Participant cash balance pension accounts ceased receiving further service credits as of December 31, 2001. Participant balances will continue to receive investment credits based on participant investment elections. As a result of the Distribution, employees who were fully vested in the plan are considered inactive participants similar to other terminated employees of USB and its affiliates. Employees who were not fully vested on the Distribution date continue to receive vesting within the USB plan, based on working a minimum of 1,000 hours in a given plan year, provided they remain actively employed by the Company. Once an employee is fully vested he or she will receive similar treatment as a fully vested employee, as outlined above. In addition, certain employees were eligible to participate in an unfunded, non-qualified component of the USB cash balance pension plan. Because the non-qualified component was unfunded, the aggregate accumulated benefit obligation exceeds the plan assets. Similar to the qualified component of the pension plan, service credits for employees of the Company participating in the non-qualified component were frozen at December 31, 2001. Effective upon the Distribution, the existing non-qualified liability of $23.9 million at December 31, 2003 was separated from the USB cash balance pension plan and is included within accrued compensation on the Statement of Financial Condition.

Prior to the Distribution, Company employees participated in health and welfare plans provided by USB. The Company subsidized the cost of coverage for employees meeting certain work schedule and service requirements. The medical plan contained other cost-sharing features such as deductibles and coinsurance. Costs charged to the financial statements are based on actual employee participation in the plans. All claims incurred in the health and welfare plans prior to the Distribution will be paid by USB. The Company has created similar health and welfare plans for its employees' use on a prospective basis. As such, all claims incurred subsequent to the Distribution are the responsibility of the Company.

Additionally, prior to the Distribution the Company provided certain health and welfare benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees were eligible for retiree health care benefits by meeting defined age and service requirements. The estimated cost of these retiree health care benefits is accrued during the employees' active service. Effective upon the Distribution, the existing post-retirement benefit plans were separated from the USB post-retirement benefit plan. All active employees of the Company are eligible for post-retirement health care benefits and the existing liability for those employees will be the responsibility of the Company. All retired employees of the Company will be considered terminated employees of USB and continue to receive the benefits under the USB post-retirement plan.

Prior to the Distribution, Company employees also participated in a USB defined contribution retirement savings plan, which allowed qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions were 100 percent matched by the Company, up to the first 4 percent of an employee's compensation and were invested, at the employees' direction, among various investment alternatives. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. Although the matching contribution was initially invested in USB common stock, an employee was allowed to reinvest the matching contributions among various investment alternatives. Effective upon the Distribution, employees of the Company became inactive participants in the USB plan similar to terminated employees. The Company has created a similar defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code for its employees' use beginning in 2004.

Note 16. Cash Award Program and Stock-Based Compensation

Certain of the Company's employees are eligible to participate in a cash award program implemented concurrent with the Distribution from USB. The program is intended to aid in retention of employees and to compensate employees for the value of USB stock options and restricted stock lost by employees as a result of the Distribution. The cash award program has an aggregate value of approximately $47 million. The Company recorded a $24 million liability at the time of the Distribution from USB, with the remaining $23.0 million being paid out over the next four years.

Prior to the Distribution, certain of the Company's employees were eligible to participate in the stock incentive plans offered by USB, which include incentive stock options, restricted stock, and other stock-based awards. While part of USB, the Company applied APB 25 in accounting for USB employee stock incentive plans. Because the exercise price of the USB employee stock options equaled the market price of the underlying stock on the date of the grant, under APB 25, no compensation expense was recognized at the grant date. Options granted under the plans were generally exercisable up to ten years from the date of grant and vested over three to five years. Restricted shares vested over three to five years.

Prior to the Distribution, many of the Company's employees held options to purchase USB common stock under a variety of USB option plans and held shares of unvested USB restricted stock. Grants under the option plans can be summarized into two categories: USB 90-day options that generally expire 90 days after an employee terminates from USB and USB term options that generally expire after a specified period of time. As a result of the Distribution, 90-day options that were not exercised either expired on the Distribution date or will expire within 90 days of the Distribution date as the Distribution was deemed a termination of employment of the Company's employees by USB. USB 90-day options held by Company employees who have reached retiree status did not expire in connection with the Distribution but rather remained with USB and continue to vest in accordance with their terms. USB term options remained with USB after the Distribution and continue to vest in accordance with their terms, as provided in the applicable USB stock incentive plans.

The total amount of USB restricted stock held by the Company's employees at the time of Distribution was 148,238 shares. Since the Distribution was deemed to be a termination of employment of the Company's employees under the terms of the applicable USB stock incentive plans, approximately 76,325 shares of USB restricted stock were forfeited in connection with the Distribution. The remaining shares of USB restricted stock held by the Company's employees at the time of the Distribution, totaling approximately 71,913 shares, have terms that permit those shares to continue to vest in accordance with their terms after a termination of employment such as that occurring in the Distribution.

No Company employees, officers or directors received Parent Company options or restricted stock as part of the Distribution.

The following table summarizes USB stock options and restricted stock outstanding and exercised under various equity plans of USB while the Company's employees were employed by USB:

	Options Outstanding	Weighted Average Exercise Price	Restricted Shares Outstanding
December 31, 2002	20,552,381	$23.47	399,667
Exercised	4,992,438	25.87	-
Canceled options and canceled/vested restricted stock	3,821,652	24.49	327,754
Options/restricted stock remaining with USB	11,738,291	24.19	71,913
December 31, 2003	-		-

The Company has no options or restricted stock outstanding as of December 31, 2003. On February 12, 2004, the Company granted approximately 500,000 shares of Piper Jaffray Companies restricted stock and approximately 290,000 options on Piper Jaffray Companies common stock to employees, executive officers and directors. These grants vest 100 percent on February 12, 2007.

Effective January 1, 2004, the Company will account for future stock-based employee compensation under the fair value based method as prescribed by SFAS 123 as amended by SFAS 148.

Note 17. Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

The Company, in connection with its tender option bond program, has securitized $166.2 million of highly-rated fixed rate municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. The Company retains a residual interest in each structure that is accounted for as a trading security, recorded at fair value on the Statement of Financial Condition. The fair value of retained interests was $7.4 million at December 31, 2003 with a weighted average life of 9.6 years. Securitization transactions are treated as sales. Fair value of retained interests is estimated based on the present value of future cash flows using management's best estimates of the key assumptions – forward yield curves, credit losses of 0 percent, and a 15 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations. The Company enters into interest rate swaps to minimize any interest rate risk associated with the retained interests.

At December 31, 2003, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material.

Note 18. Income Taxes

Income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The net deferred tax asset included in other assets at December 31, 2003 on the Statement of Financial Condition consisted of the following items:

(Dollars in thousands)	
Deferred tax assets:	
Liabilities/accruals not currently deductible	$ 26,254
Pension and retirement costs	10,086
Deferred compensation	14,854
Other	5,382
	56,576
Deferred tax liabilities:	
Partnership investments	449
Fixed assets	3,188
Other	130
	3,767
Net deferred tax asset	$ 52,809

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

As part of the Distribution, the Company entered into a tax sharing agreement with USB that governs each parties' responsibilities, as it relates to income taxes, going forward. Pursuant to this agreement, USB is generally responsible for any future liabilities resulting from Internal Revenue Service audits for those years the Company was part of the USB consolidated income tax return.